UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52257

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Glaucon Capital Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

107 12th Avenue East
(No. and Street)

Palmetto	FL	34221
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dawn Haye	917-532-2020	dhaye@glaucon.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

100 Jericho Quadrangle	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

November 2, 2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dawn Haye, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Glaucon Capital Partners, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Member

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GLAUCON CAPITAL PARTNERS, L.L.C.
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES REQUIRED BY THE
SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2025

(WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM)

CONTENTS





Citrin Cooperman & Company, LLP
Certified Public Accountants

100 Jericho Quadrangle, Suite 342
Jericho, NY 11753
T 516.931.3100 F 516.931.0034
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Glaucon Capital Partners, L.L.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Glaucon Capital Partners, L.L.C. as of December 31, 2025, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Glaucon Capital Partners, L.L.C. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Glaucon Capital Partners, L.L.C.'s management. Our responsibility is to express an opinion on Glaucon Capital Partners, L.L.C.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Glaucon Capital Partners, L.L.C. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Glaucon Capital Partners, L.L.C.'s financial statements. The supplemental information is the responsibility of Glaucon Capital Partners, L.L.C.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as Glaucon Capital Partners, L.L.C.'s auditor since 2019.
Jericho, New York
February 26, 2026

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS:

Cash	$	33,684
Accounts receivable		30,763
Prepaid expenses		8,660
Total assets	$	73,107

LIABILITIES:

Accounts payable and accrued expenses	$	11,754
Deferred revenue		2,500
Total liabilities		14,254
MEMBERS' EQUITY:		58,853
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	73,107

The accompanying notes are an integral part of these financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES:

Transaction fees	$	146,857
Total revenues		146,857

EXPENSES:

Registered representatives	10,750
Professional fees	67,810
Travel and entertainment	46,348
Regulatory fees and other	9,145
Communications expense	4,711
Data room subscription	4,500
State franchise and other taxes	1,100
Other expenses	6,098
Total expenses	150,462

NET LOSS	$	(3,605)

The accompanying notes are an integral part of these financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

BALANCE, BEGINNING OF YEAR	$	68,458
Net loss		(3,605)
Member contributions		44,000
Member distributions		(50,000)
BALANCE, END OF YEAR	$	**58,853**

The accompanying notes are an integral part of these financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$ (3,605)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase in accounts receivable	(24,412)
Decrease in prepaid expenses	2
Increase in deferred revenue	2,500
Decrease in accounts payable and accrued expenses	(78,569)
Total adjustments	(100,479)
Net cash used in operating activities	(104,084)

CASH FLOWS FROM FINANCING ACTIVITIES:

Member contributions	44,000
Member distributions	(50,000)
Net cash used in financing activities	(6,000)
NET DECREASE IN CASH	(110,084)
Cash at beginning of year	143,768
CASH AT END OF YEAR	$ 33,684

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Taxes paid	$ 1,100

The accompanying notes are an integral part of these financial statements.

1.   NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Glaucon Capital Partners, L.L.C. (the "Company") is a Delaware limited liability company formed in December 1999 for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's primary activities include acting as a private placement agent for entities raising capital in the private debt and/or equity markets and assisting owners of entities in change-of-control or minority interest transactions. The Company enters into engagement letters with its clients, which describe the services to be performed.

BASIS OF ACCOUNTING

The Company's financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES

The Company extends unsecured credit in the normal course of business to its clients. The Company recognizes an allowance for credit losses in accordance with Accounting Standards Codification Topic 326, *Financial Instruments - Credit Losses* ("ASC 326"). The allowance for credit losses impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the client). The Company determined that its accounts receivable was the only item in the scope of the guidance. In consideration of the historical loss-rate of zero since inception for these asset classes, while considering other current and future economic conditions, the Company assessed the risk of default from these counterparties to be virtually non-existent and considers any resultant allowance to be not material to the users of these financials statements. The Company will continue to evaluate the appropriateness of a credit loss allowance on these financial assets receivable as facts and circumstances evolve.

REVENUE RECOGNITION

Revenues from contracts with customers comprise investment banking retainer and transaction fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which, for transaction fees, is typically at the close of a transaction. Reimbursed costs related to these transactions are not recorded as revenues or expenses. However, advisory fees for certain contracts are recognized over time as obligations are simultaneously provided by the Company and consumed by the customer as services are provided. Fees received in

advance of services performed are recorded in deferred revenue.

The Company identifies the specific performance obligation associated with the contract with the customer and determines when the specific performance obligation has been satisfied, based on achievement of milestones and/or a time elapsed measure of progress. In certain transactions, the performance obligation is considered satisfied at a point in time in the future and the Company defers revenue on the balance sheet that will be recognized upon completion of the performance obligation.

INCOME TAXES

The Company is organized pursuant to state law as a Limited Liability Company. The owners of the Company are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision has been made for federal income taxes. Certain states in which the Company does business require Limited Liability Companies to pay franchise and other business taxes. Such taxes are included in these financial statements.

The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax laws and new authoritative rulings.

The Company's evaluation on December 31, 2025 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2022 through 2025 tax years remain subject to examination by the IRS and certain states. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk consist of cash maintained in banks and accounts receivable. The Company maintains cash with a quality financial institution. At times, such cash balances may be in excess of the insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on its cash. Management believes that its engagement acceptance, billing, and collection policies are adequate to minimize potential credit risk on accounts receivable.

SEGMENT REPORTING

The Company has a single reportable segment. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's primary activities include acting as a private placement agent for entities raising capital in the private debt and/or equity markets and assisting owners of entities in change-of-control or minority interest transactions. The Company's two members are identified as the chief operating decision makers ("CODMs") who use net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODMs use excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment because the CODMs manage the business activities using information of the Company as a whole. The Company performs its services pursuant to contracts with similar terms. The accounting policies of the segment are the same as those described in the summary of significant accounting policies. All expenses are associated with the Company's operations. Other expenses primarily include bank service charges, conference fees and office expenses. All assets are devoted to the business of the segment. Total revenues and expenses of the segment are presented on the statement of operations.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-l), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $19,430, which was $14,430 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.73 to 1.

3. TRANSACTIONS WITH RELATED PARTY

The Company is 50% owned by Glaucon Capital, L.L.C., which is controlled by an individual. This individual's spouse owns a non-controlling interest in Glaucon Capital, L.L.C. and receives a fee from the Company from time to time for services rendered. For the year ended December 31, 2025, the spouse of the individual holding the controlling interest in Glaucon Capital, L.L.C. received $30,000 from the Company for services rendered during the year ended December 31, 2025.

4. CONCENTRATIONS

The Company receives the majority of its revenues by providing specialized investment banking services to a limited number of clients. For 2025, revenues generated from its top two clients represented 96% of the Company's total revenues.

5.   <u>SUBORDINATED LIABILITIES</u>

There were no liabilities that were subordinated to the claims of general creditors at December 31, 2025.

6.   <u>MEMBERS' EQUITY</u>

The management, control and direction of the Company and its operations, business and affairs are vested exclusively with its members pursuant to its Membership agreement. Additional capital contributions and distributions are made at the discretion of the members. Income and losses are allocated to the members in proportion to their respective sharing ratios.   To the extent required by law, Limited Liability Company members shall not be personally liable for obligations of the Company.

7.   <u>RISKS AND UNCERTAINTIES</u>

There are various direct and indirect risks that could impact the Company, such as an increase in interest rates, inflationary pressures, geopolitical situations, supply chain disruptions, and more. It is not possible to predict the effects these will have on longer-term industrial output, potential changes in supply and demand, and its impact on the Company's liquidity, credit, customers, vendors, and counter-parties. To help minimize the uncertainty of these items, management continues to explore how to best operate in this environment.

8.   <u>SUBSEQUENT EVENTS</u>

The Company evaluated events or transactions occurring after December 31, 2025, the balance sheet date, through February 26, 2026, the date the financial statements were issued, and determined that there have been no events or transactions that would impact the financial statements for the year ended December 31, 2025.

SUPPLEMENTARY INFORMATION

GLAUCON CAPITAL PARTNERS, L.L.C.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

Members' equity	$	58,853
Deduct: members' equity not allowable for net capital		-
Total members' equity qualified for net capital		58,853
Add: Subordinated borrowings allowable in computation of net capital		-
Deductions and/or charges: Non-allowable assets:		
Prepaid expenses		8,660
Accounts receivable		30,763
Total non-allowable assets		39,423
Net capital total before haircuts		19,430
Haircuts on securities		-
Net capital	$	19,430
Aggregate indebtedness Items included in the statement of financial condition: Accounts payable, accrued expenses and deferred revenue	$	14,254
Total aggregate indebtedness	$	14,254
Computation of basic capital requirement: Minimum net capital required (6-2/3% of aggregate indebtedness)	$	950
Minimum dollar amount		5,000
Amount required	$	5,000
Excess net capital	$	14,430
Aggregate indebtedness to net capital		0.73:1

There is no difference between the above computation and the Company's corresponding unaudited Part II of Form X-17 A-5 as of December 31, 2025.

GLAUCON CAPITAL PARTNERS, L.L.C.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2025

The Company limits its business activities pursuant to Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. Accordingly, there are no items to report under the requirements of this Rule.

GLAUCON CAPITAL PARTNERS, L.L.C.
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES AND EXCHANGE
COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2025

The Company limits its business activities pursuant to Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. Accordingly, there are no items to report under the requirements of this Rule.



Citrin Cooperman & Company, LLP
Certified Public Accountants

100 Jericho Quadrangle, Suite 342
Jericho, NY 11753
T 516.931.3100 **F** 516.931.0034
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Glaucon Capital Partners, L.L.C.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Glaucon Capital Partners, L.L.C. did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) Glaucon Capital Partners, L.L.C. is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Glaucon Capital Partners, L.L.C. limits its business activities primarily to (a) acting as a private placement agent for entities raising capital in the private debt and/or equity markets; and (b) assisting owners of entities in change-of-control or minority interest transactions. In addition, Glaucon Capital Partners, L.L.C. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Glaucon Capital Partners, L.L.C.; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Glaucon Capital Partners, L.L.C.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Glaucon Capital Partners, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.



Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon Glaucon Capital Partners, L.L.C.'s business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Citrin Cooperman & Company, LLP

Jericho, New York
February 26, 2026

GLAUCON CAPITAL PARTNERS, L.L.C.

MANAGEMENT'S EXEMPTION REPORT

Glaucon Capital Partners, L.L.C. ("the Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is also filing this Exemption Report because the Company's other business activities relying on Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because it limited its business activities primarily to: (a) acting as a private placement agent for entities raising capital in the private debt and/or equity markets; and (b) assisting owners of entities in change-of-control or minority interest transactions; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Glaucon Capital Partners, L.L.C.

I, Dawn D. Haye, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Member

February 26, 2026